Exhibit 99.3

Admission Ticket

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 3:00 p.m., British Summer Time on 15 May 2018.

Vote by Internet • Go to www.investorvote.com/IGT • Or scan the QR code with your smartphone • Follow the steps outlined on the secure website

Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone • Follow the instructions provided by the recorded message
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.

Annual General Meeting Proxy Card

 IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE BY NO LATER THAN 3:00 P.M., BRITISH SUMMER TIME ON 15 MAY 2018.

Resolutions — The Board of Directors recommends a vote FOR Resolutions 1 through to 18, inclusive.

	For	Against	Abstain		For	Against	Abstain
1. To receive and adopt the Annual Reports and Accounts for the financial year ended 31 December 2017.	☐	☐	☐	2. To approve the directors’ remuneration report (excluding the remuneration policy) set out in section 2 of International Game Technology PLC’s Annual Reports and Accounts.	☐	☐	☐

3. To approve the directors’ remuneration policy (excluding the remuneration report) set out in section 2 of International Game Technology PLC’s Annual Reports and Accounts.	☐	☐	☐	4. To approve Marco Sala continuing to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the third subsequent annual general meeting of the Company.	☐	☐	☐

To approve the following directors continuing to hold office as a director of the Company from the conclusion of the AGM until the conclusion of the next annual general meeting of the Company:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
5. Paget Alves	☐	☐	☐	6. Alberto Dessy	☐	☐	☐	7. Marco Drago	☐	☐	☐
8. Patti Hart	☐	☐	☐	9. James McCann	☐	☐	☐	10. Heather McGregor	☐	☐	☐
11. Lorenzo Pellicioli	☐	☐	☐	12. Vincent Sadusky	☐	☐	☐	13. Philip Satre	☐	☐	☐
14. Gianmario Tondato Da Ruos	☐	☐	☐

	For	Against	Abstain		For	Against	Abstain

15. To reappoint PricewaterhouseCoopers LLP as auditor to hold office from the conclusion of the AGM until the conclusion of the next annual general meeting of International Game Technology PLC at which accounts are laid.

	☐	☐	☐	16. To authorise the board of directors or its audit committee to determine the remuneration of the auditor.	☐	☐	☐

17. To authorise political donations and expenditure not exceeding ₤100,000 in total, in accordance with sections 366 and 367 of the Companies Act 2006.	☐	☐	☐

18. To adopt new articles of association of International Game Technology PLC to clarify when the Board may refuse to register transfers of shares, the removal of the timing provision on share buyback authority already established by a separate shareholder resolution, and to remove historical provisions.

					☐	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.

2018 Annual General Meeting Admission Ticket

2018 Annual General Meeting of

International Game Technology PLC

17 May 2018 3:00 p.m. British Summer Time

Hyatt Regency London

30 Portman Square

London

WIH 7BH

Upon arrival, please present this admission ticket

and photo identification at the registration desk.

Notes on filling in your Proxy Card

1. As a shareholder of the Company, you have a right to go to, speak and vote at the AGM. If you do not intend to go to the meeting, but still want to vote you can appoint one or more persons as a proxy to go to the meeting and speak and vote instead of you. You can only use this card and the procedures set out in these notes to appoint the Chairman or someone else as your proxy.

2. Your proxy does not have to be a shareholder of the Company.

3. If you want to nominate someone other than the Chairman as your proxy, give that person’s name in block capitals in the space below. Your proxy must then go to the meeting to vote on your behalf. However, if you do this and you, or your proxy, do not go to the meeting, your vote cannot be counted. If you sign and return this proxy card with no name inserted in the box, the Chairman of the AGM will be deemed to be your proxy.

4. You may appoint more than one proxy provided each is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please contact Computershare on +1 866-395-6419.

5. An abstention is not a vote in law and will not be counted in the calculation of the proportion of votes ‘For’ or ‘Against’ the relevant Resolution. If you do not give your proxy an indication of how to vote on a Resolution, your proxy will vote (or abstain from voting) on that Resolution at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the AGM.

6. This proxy card must be signed and dated by the shareholder or his or her attorney duly authorised in writing. In the case of a shareholder which is a company, the hard copy proxy card must be executed under its seal or signed by its duly authorised officer or attorney or other person authorised to sign. Any power of attorney or any other authority under which the hard copy proxy card is signed (or a duly certified copy of such power or authority) must be included with the hard copy proxy card.

7. For the proxy named in this card to act for you, your card must be completed and signed sent or delivered to the Company’s registrars, Computershare, at Computershare Proxy Services, P.O. Box 43101, Providence, RI, 02940-5067 and received by no later than 10:00 a.m. (EDT) / 3:00 p.m. (BST) on 15 May 2018 or at least 48 hours (excluding, in the calculation of such time period, any part of a day that is not a working day) before any adjourned meeting. Instead of mailing a hard copy proxy card, you may either appoint your proxy by electronic means at www.investorvote.com/IGT or, within the USA, US territories and Canada only, by calling toll free on 1-800-652-VOTE (8683) on a touch phone telephone. Proxies submitted by the internet or telephone must be received by 3:00 p.m. (BST) on 15 May 2018.

8. In the case of joint holders of any share, where more than one of the joint holders purports to appoint a proxy in respect of the same share, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders in respect of the joint holding (the first-named being the most senior).

9. To be entitled to attend and vote at the AGM (and for the purpose of the determination by the Company of the number of votes you may cast), you must be registered in the register of shareholders of the Company by 3:00 p.m. (BST) on 15 May 2018 (or, if the AGM is adjourned, by 48 hours before the time of any such adjourned AGM (excluding any part of a day which is not a working day)).

10. The return of a completed proxy card will not prevent a shareholder from attending the AGM and voting in person if he or she wishes to do so.

11. If you make any alterations on this card, you must put your initials next to them.

12. Any corporation which is a shareholder can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a shareholder provided that, where more than one corporate representative purports to exercise their powers in respect of the same share on behalf of a member if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way and if they do not purport to exercise the power in the same way as each other, the power is treated as not exercised.

13. For details of how to change your proxy instructions or revoke your proxy appointment please refer to the notes to the Notice of AGM.

14. You may not use any electronic address provided in this proxy card to communicate with the Company for any purpose other than those expressly stated.

 IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE BY NO LATER THAN 3:00 P.M., BRITISH SUMMER TIME ON 15 MAY, 2018.

Proxy — INTERNATIONAL GAME TECHNOLOGY PLC

Notice of 2018 Annual General Meeting of Shareholders

Hyatt Regency London, 30 Portman Square, London WIH 7BH

Proxy Solicited by Board of Directors for Annual General Meeting — 17 May 2018

The Chairman of the Meeting OR ______________________________, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of International Game Technology PLC to be held on 17 May 2018 or at any postponement or adjournment thereof.

To be valid the proxy card must be received by no later than 10:00 a.m. (EDT)/3:00 p.m. (BST) on 15 May 2018 to Computershare Proxy Service, P.O. Box 43101, Providence, RI, 02940-5067.

NOTE: If you do not wish to appoint the Chairman as your proxy, add in block capitals the name of your chosen proxy in the space provided above. A proxy need not be a shareholder of the Company. Please leave the space empty if you wish to appoint the Chairman of the Annual General Meeting as your proxy.

Shares represented by this proxy will be voted by the proxy in accordance with the directions stated overleaf. If no such directions are indicated, the proxy will have authority to vote FOR Resolution 1, FOR Resolution 2, FOR Resolution 3, FOR Resolution 4, FOR Resolution 5, FOR Resolution 6, FOR Resolution 7, FOR Resolution 8, FOR Resolution 9, FOR Resolution 10, FOR Resolution 11, FOR Resolution 12, FOR Resolution 13, FOR Resolution 14, FOR Resolution 15, FOR Resolution 16, FOR Resolution 17 and FOR Resolution 18.

In its discretion, the proxy is authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side.)

Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign exactly as name(s) appears hereon. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.